Exhibit (d)(3)

May 12, 2022

TherapeuticsMD, Inc.

951 Yamato Road, Suite 220

Boca Raton, Florida 33431

Re:	Exclusivity Agreement

Dear all:

This Exclusivity Agreement (this “Agreement”), dated as of May 10, 2022, is entered into by and between EW Healthcare Partners (and including any successor thereto, “Buyer”) and TherapeuticsMD, Inc., a Nevada corporation (and including any successor thereto, the “Company”) in connection with a possible purchase of 100% of the outstanding capital stock of the Company (a “Transaction”). In this Agreement, Buyer and the Company are referred to collectively as the “Parties” and individually as a “Party”. The Parties hereby agree as follows:

1.	To induce Buyer to devote additional time and resources to its continuing good faith pursuit of a Transaction, and in consideration therefore:

(a)

Subject to Section 1(b), from the date of this Agreement until the earlier of (i) the execution of a definitive agreement involving a Transaction by the Parties or one or more of their respective subsidiaries or affiliates and (ii) 11:59 p.m., New York City time on May 23, 2022 (the “Exclusivity Period”), the Company agrees that it shall negotiate exclusively with Buyer with respect to a Transaction, and the Company shall not, and it shall cause its controlled subsidiaries and shall direct its and their respective executive officers, directors, financial advisors, attorneys, accountants, professional consultants and other agents and representatives (collectively, “Representatives”) not to, directly or indirectly, on its behalf:

i.

initiate, solicit, or knowingly encourage or facilitate the making of any proposal or offer providing for an Alternative Transaction (as defined below), including, without limitation, by way of furnishing or otherwise making available any non-public information or data of the Company to any third party (other than Buyer) in connection with an Alternative Transaction;

ii.	initiate, solicit, or engage in, or continue, any discussions or negotiations with any third party other than the Buyer regarding an Alternative Transaction; or

iii.	enter into any letter of intent, agreement in principle, acquisition agreement or other agreement providing for any Alternative Transaction.

(b)

If during the Exclusivity Period, Buyer determines not to pursue a Transaction, the Transaction consisting of all of (i) a cash purchase price of $14.50 per share, (ii) a contingent value right of $4.00 per share, and (iii) a contingent value right of $6.50 per share, in each case, payable upon the milestones set forth in Buyer’s letter dated May 6, 2022 (in each case on a fully diluted basis and after giving effect to the Company’s reverse stock split), Buyer shall promptly provide written notification of that fact to the Company and the Exclusivity Period shall thereupon terminate.

(c)

As used in this Agreement: (i) the term “person” shall be broadly interpreted to include any corporation, group, partnership, joint venture, limited liability company, trust, governmental entity, quasi-governmental entity (including, without limitation, self-regulatory organizations), other entity of any kind or nature, or individual; (ii) the term “affiliate” shall have the meaning ascribed to such term in Rule 12b-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended; and (iii) the term “Alternative Transaction” shall mean, other than any transaction solely with Buyer and/or any affiliate of Buyer and any transaction publicly announced prior to the date hereof, any direct or indirect transaction to purchase or otherwise acquire 50% or more of the voting stock or the consolidated assets of the Company, by way of any merger, acquisition, sale, share exchange, tender or exchange offer, business combination, consolidation, spin-off, split-off, or other similar extraordinary transaction. An Alternate Transaction expressly excludes preparation for any restructuring, reorganization, or liquidation (in each case, so long as such preparation is not discussed with any persons other than Buyer and/or any affiliate of Buyer, the Company’s advisors or Sixth Street Partners or their advisors).

(d)

The Company shall, and it shall cause its controlled subsidiaries and direct its and their Representatives to, immediately cease any existing discussions with any persons conducted heretofore with respect to an Alternative Transaction, and immediately terminate all physical and electronic data room access previously granted to any such persons.

2.

This Agreement, any claim, cause of action or legal proceeding that may be based on this Agreement, or the negotiation, execution, or performance hereunder, shall be governed by, and construed in accordance with, the internal laws of the State of Delaware, without regard to the conflict of laws, rules or principles thereof (or any other jurisdiction) to the extent that such laws, rules or principles would direct a matter to another jurisdiction.

3.

Each Party hereto agrees that it shall bring any action or proceeding in respect of any claim arising out of or related to this Agreement, or the negotiation, execution or performance hereunder, the Court of Chancery of the State of Delaware or, if such Court of Chancery shall lack subject matter jurisdiction, the federal of the United States of America or state courts located in the County of New Castle, Delaware (the “Chosen Courts”), and solely in connection with claims arising out of or related to this Agreement (a) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (b) waives any objection to laying venue in any such action or proceeding in the Chosen Courts, (c) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any Party and (d) agrees that service of process upon such Party in any such action or proceeding shall he effective if notice is given in accordance with Section 8.

4.

The Parties shall, without prejudice to any rights to judicial relief they may otherwise have, be entitled to seek equitable relief, including, without limitation, injunction and/or specific performance, in the event of any breach or threatened breach of the provisions of this Agreement.

5.

It is agreed that no failure or delay by a Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

6.

It is understood and agreed that if any provision contained in this Agreement or the application thereof to either Party or any other person or circumstance shall be invalid, illegal or unenforceable in any respect under any applicable law as determined by a court of competent jurisdiction, the validity, legality and enforceability of the remaining provisions contained in this Agreement, or the application of such provision to such persons or circumstances other than those as to which it has been held invalid, illegal or unenforceable, shall remain in full force and effect and shall in no way be affected, impaired or invalidated thereby. In the case of any such invalidity, illegality or unenforceability, a suitable and equitable provision shall be substituted therefore to carry out, so far as may be valid, legal and enforceable, the intent and purpose of such invalid, illegal or unenforceable provision and this Agreement.

7.

It is understood and agreed that unless and until there is a definitive agreement between the Parties with respect to a Transaction, if any, neither Party intends to be, nor shall either Party be, under any legal obligation of any kind whatsoever with respect to a Transaction or otherwise, by virtue of any written or oral expressions by such Party’s Representatives with respect to such Transaction or otherwise, except for the matters specifically agreed to in (a) this Agreement, and (b) the confidentiality agreement, dated as of January 27, 2022, between the Parties (the “Confidentiality Agreement”).

8.

Any notice hereunder shall be made in writing by overnight courier, personal delivery, or e-mail (in the case of e-mail, if confirmed by the recipient(s) set forth in this section via non-automated response), in each case to:

If to Buyer:

EW Healthcare Partners

Berkeley Square House

Berkeley Square, London W1J 6BR

Attn: Evis Hursever

Email: evis@ewhealthcare.com

With a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

Attention: Marshall P. Shaffer, P.C.; Michael Amalfe

Email: marshall.shaffer@kirkland.com; michael.amalfe@kirkland.com

If to the Company:

TherapeuticsMD, Inc.

951 Yamato Road, Suite 220

Boca Raton, Florida 33431

Attn: Marlan D. Walker

Email: mwalker@therapeuticsmd.com

With a copy (which shall not constitute notice) to:

DLA Piper LLP (US)

200 South Biscayne Boulevard, Suite 2500

Miami, FL 33131-5341

Attention: Joshua Samek

E-mail:     Joshua.samek@us.dlapiper.com

and

1000 Louisiana Street, Suite 2800

Houston, TX 77002-5005

Attention: J.A. Glaccum

E-mail:     j.a.glaccum@us.dlapiper.com

9.

This Agreement and the Confidentiality Agreement constitute the entire agreement between the Parties with respect to the subject matter hereof and supersede all other prior and contemporaneous agreements and understandings, both written and oral, between the Parties with respect to the subject matter hereof.

10.

This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns. Any assignment or attempted or purported assignment of this Agreement by either Party without the prior written consent of the other Party shall be void.

11.

This Agreement may only be amended by a separate writing signed by the Parties expressly so amending this Agreement. Any provision of this Agreement may be waived by the Party entitled to the benefit thereof, if in writing and signed by the Party entitled to the benefit thereof.

12.

This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, and all of which shall constitute one and the same Agreement. This Agreement may be executed and delivered by any electronic means, including “PDF” or “.tiff” files, and any electronic signature shall constitute an original for all purposes.

[Signature Page Follows]

IN WITNESS WHEREOF, each of the undersigned has executed and delivered this Agreement effective as of the date first set forth above.

THERAPEUTICS MD

By:	/s/ Hugh O’Dowd
Name:	Hugh O’Dowd
Title:	Chief Executive Officer

EW HEALTHCARE PARTNERS

By:	/s/ Evis Hursever
Name:	Evis Hursever
Title:	Managing Director

[Signature Page to Exclusivity Agreement]